UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of:	June 2006
Commission File Number:	000-49917
Attachments:	News Release dated June 9, 2006

NEVADA GEOTHERMAL POWER INC.

(Translation of registrant's name into English)

900-409 Granville Street
Vancouver, British Columbia, Canada, V6C 1T2
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - __________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEVADA GEOTHERMAL POWER INC.

/s/ Don J.A. Smith
Don J.A. Smith
Chief Financial Officer and Secretary

Date: January 5, 2007

Nevada Geothermal Power Inc.
Acquires Geothermal Lease from ORMAT at Pumpernickel Geothermal Site
Nevada Geothermal and ORMAT Establish Strategic Relationship

VANCOUVER, B.C. (June 9th, 2006) – Nevada Geothermal Power Inc. (NGP) (TSX-V: NGP, OTC-BB: NGLPF) announced today that it has acquired BLM lease #N74855 located in the Pumpernickel Valley, Nevada from ORMAT Technologies, Inc. ("Ormat"), covering 933.50 acres of key federal land. Separately, NGP has been granted BLM Lease #N78124 totaling 1920 acres, effective on June 1, 2006. The new leases combined with NGP's existing geothermal lands at Pumpernickel form a contiguous land package, significantly enhancing NGP's overall control of the geothermal development area.

NGP has entered into an agreement with Ormat Technologies, Inc. for the provision of an electrical power plant at NGP's Pumpernickel Geothermal Site. Ormat will provide a "most favored customer" price on a first offer basis for the manufacture and construction of a binary geothermal power plant using Ormat proprietary technology.

Mr. Fairbank, President of Nevada Geothermal Power Inc. stated, "The strategic relationship between NGP and Ormat will allow us to expedite the development of a potential 20-30 MW geothermal resource at Pumpernickel. Ormat is an acknowledged global leader in binary power conversion technology and can supply state-of-the-art binary power plants such as will be needed for the Pumpernickel project. Ormat built the first generation of binary power plants in Nevada nearly 20 years ago and has re-asserted its leadership position with recent project acquisitions and plant construction. Ormat's Galena 1 plant at Steamboat near Reno, Nevada, commissioned earlier this year, sets the standard for efficiency for today's generation of binary geothermal power plants. NGP is positioned to move quickly in the development of Pumpernickel. "

Phase II of the Pumpernickel exploration program will include a series of up to three 250-meter (820 foot) gradient wells to further define the geothermal anomaly, followed by a deep reservoir test well to confirm the presence of a commercially viable geothermal resource.

About Pumpernickel Geothermal Project

Nevada Geothermal Power Inc. has a 100% leasehold interest in 6720 acres (10.5 mi²) of geothermal lands. Sierra Geothermal Power Corp., a TSX Venture listed company (TSX-V: SRA) (formerly Inovision Solutions Inc.) has an option to earn a 50-per-cent joint venture interest in the Pumpernickel geothermal land under lease to NGP. Under this option, Sierra Geothermal is required to make certain cash payments and to issue common shares to NGP as well as to undertake C$5-million in project expenditures over a 5 year period.

About Ormat Nevada, Inc.

ORMAT Nevada Inc. develops supplies and constructs geothermal power plants. ORMAT Nevada is a subsidiary of ORMAT Technologies, Inc., a New York Stock Exchange listed company (NYSE: ORA) is a vertically integrated company primarily engaged in the geothermal and recovered energy power business. The Company designs, develops, builds, supplies, owns and operates geothermal power plants.

About Nevada Geothermal Power Inc.

Nevada Geothermal Power Inc. is a renewable energy company exploring and developing geothermal projects in the United States to provide electrical energy that is clean, efficient and sustainable. NGP is committed to the geothermal industry and currently owns a 100% leasehold interest in the Blue Mountain, Pumpernickel, Black Warrior projects in Nevada and the Crump Geyser Project in southern Oregon.

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Nevada Geothermal Power Inc. **Brian D. Fairbank, P. Eng.** President & CEO www.nevadageothermal.com	**Investor Inquiries** **Shelley Kirk** Nevada Geothermal Power Inc. Telephone: 604-688-1553 X118 Toll Free: 866-688-0808 X118 Email: sfkirk@nevadageothermal.com **Tracy Weslosky or Fred Cowans** Managing Partners Pro-Edge Consultants Inc. Telephone: (416) 581-0177 Toll Free: (866) 544-9622 or info@pro-edge.com www.pro-edge.com